June 23, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:    Rolaine Bancroft, Esq.

                                    Re:       VirTra Syatems, Inc. Amendment No. 4 to Registration Statement on Form SB-2 File No. 333-123890

Gentlemen:

We ask that you make the above Registration Statement effect at 10:00 A.M. on Monday, June 27, 2004 or, if you receive this letter after that time, as soon as practicable. We confirm that we are aware of our obligations under the Securities Act of 1933.

There is no underwriter participating in the distribution except in so far as the selling shareholder is deemed an underwriter, and accordingly there was no review by the NASD of underwriters' compensation. A preliminary prospectus was not distributed.

Very truly yours,

VirTra Systems, Inc.

By:       /s/ L. Kelly Jones

            L. Kelly Jones, Chief Executive Officer